

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

March 10, 2008

By facsimile to (619) 702-9401 and U.S. Mail

Mr. Timothy J. Koziol
Chief Executive Officer
General Environmental Management, Inc.
3191 Temple Avenue, Suite 250
Pomona, CA 91768

Re:     General Environmental Management, Inc.
        Pre-effective Amendment 1 to Registration Statement on Form S-1
        Filed February 20, 2008
        File No. 333-148100

Dear Mr. Koziol:

        We reviewed the filing and have the comments below.

General

1.      We note that you have reduced the size of this offering pursuant to prior comment 1.
        However, we remain concerned with the offering's overall size relative to the number of
        shares outstanding that are held by non-affiliates.  In addition, Laurus and its affiliates are
        collectively offering in excess of 10% of the company's unaffiliated shares.  You may
        further reduce the amount of shares being registered for resale in response to this
        comment, or as noted in prior comment 1:

        • File a registration statement for the "resale" offering at the time of each
          conversion and warrant exercise because GEM is ineligible to conduct the
          offering on a delayed or continuous basis under Rule 415(a)(1)(x).

        • Identify the selling securityholders as underwriters in the registration statement.

        • Include the price at which the underwriters will sell the securities.

2.	We note that GEM in response to prior comment 2 intends to provide by amendment updated financial statements as required by Item 310 of Regulation S-B.  As requested in prior comment 26, include also an updated consent of GEM's independent public accountant as an exhibit to the registration statement.

3.	Revise disclosures throughout the registration statement to reflect the updated financial statements.  For example, refer to the risk factors and management's discussion and analysis of financial condition and results of operations sections.

Market for Common Equity and Related Stockholder Matters, page 14

4.	Update the table to include data for the quarter ended December 31, 2007.

Legal Proceedings, page 32

5.	Revised disclosure states that Romic Environmental Technologies, Inc. alleges damages of $15 million.  If GEM and four of its senior executives do not prevail in the lawsuit, clarify whether an adverse outcome would have a material adverse effect on GEM's business or financial condition.

Audit Committee, page 33

6.	Revised disclosure in response to prior comment 8 states that Mr. James Stapleton is "independent" as that term is used in the rules of the Nasdaq stock market.  Since the Nasdaq stock market has three listing tiers, clarify which tier's definition GEM used.

Executive Compensation, page 33

7.	Refer to prior comment 9.  GEM appears to be using the old compensation tables and old executive compensation and related transactions disclosures.  As indicated previously, registration statements, including pre-effective and post-effective amendments filed on or after December 31, 2006, are required to include Items 402 and 404 of Regulation S-B disclosures for fiscal years ending on or after December 15, 2006 that comply with amendments to the disclosure requirements adopted by the Commission on November 7, 2006.  See Items 402 and 404 of Regulation S-B and Release No. 33-8732A, and revise the disclosures and include the new tables.

8.	Provide also the executive compensation disclosures required by Item 402 of Regulation S-B for the fiscal year ended December 31, 2007.  See telephone interpretation 8B. in section J of our July 1997 "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov.

Selling Stockholders, page 40

9.      Refer to prior comments 13 and 14.  Revised disclosure in footnote (1) indicates that the column number of shares owned before the offering includes all shares owned and shares underlying convertible notes that are convertible within 60 days from the date of the prospectus and warrants that are exercisable within 60 days from the date of the prospectus.  Revise the table to indicate the aggregate number of shares that each selling securityholder may acquire, absent contractual limitations on beneficial ownership such as the 4.99% limitation or other limitations such as within 60 days.

10.     Although there is a footnote number (35) in the table next to the name of the selling securityholder, Donald L. Danks & Terri Danks TR Danks Family, there is no footnote (35).  Please revise.

11.     Unless there is more than one selling securityholder with the same name, it is unclear why there is more than one entry for a selling securityholder in the table.  For example, refer to the two entries for Suzanne M. Harrison and the two entries for Westwood Kent in the table, and revise or advise.  We note that GEM added in response to prior comment 19 a section "Recent Financings" to describe how each selling securityholder acquired the securities being offered for resale.  Provide a cross reference here to that section.

Exhibit Index

12.     The exhibit index should include all exhibits filed with the initial registration statement and any subsequent amendment to the registration statement.  If applicable, indicate by footnote or otherwise that an exhibit has been filed previously.  We note that exhibit 23.1 filed with the initial registration statement is omitted from the exhibit index.  Please revise.

Exhibits

13.     Notwithstanding the representation in response to prior comment 25 that GEM has filed the escrow agreement as an exhibit to the registration statement, the escrow agreement was not filed and is not included in the exhibit index.  Please file the escrow agreement in the next pre-effective amendment to the registration statement.

Exhibit 5.1

14.     The caption "Re:  Form S-1A Relating to 2007 Incentive Plan" is inapplicable to the offering under this registration statement.  Please revise.

15.     Revise the first paragraph to clarify that the 4,004,669 shares of common stock being registered under this registration statement include:

- 447,749 shares of common stock.

- 2,751,327 shares of common stock issuable upon exercise of warrants.

- 805,593 shares of common stock issuable upon conversion of convertible notes.

-

16.     The third paragraph refers to shares "to be issued pursuant to the Agreement."  Clarify to what agreement the opinion is referring.

17.     The fourth paragraph states that "We…assumed that the provisions of the Nevada Revised Statutes are substantially the same as the California Corporations Code with respect to the subject matter of this opinion," and "We…express no opinion as to any laws other than those of the State of California and the federal laws of the United States." For equity securities, counsel must opine on the legality of the securities under the laws of the state in which the registrant is incorporated.  Since counsel may not "carve out" the law of the relevant jurisdiction or indicate that it is not qualified to opine on that law, please revise.

18.     The fifth paragraph states that the opinion is provided to GEM for its benefit and "may not be relied upon by any other person."  Since disclaimers of responsibility that in any way state or imply that investors are not entitled to rely on the opinion or other limitations on whom may rely on the opinion are unacceptable, please revise.

19.     Counsel must consent also to being named in the registration statement.  See Rule 436 of Regulation C under the Securities Act, and revise.

Undertakings, page 53

20.     Refer to prior comment 28.  As noted previously, the Rule 430A undertaking is inapplicable to this offering.  Please remove that undertaking that is in item (4) of the undertakings.

Closing

File an amendment to the S-1 in response to the comments. To expedite our review, GEM may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If GEM thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since GEM and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

If GEM requests acceleration of the registration statement's effectiveness, GEM should furnish a letter at the time of the request in which it acknowledges that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve GEM from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- GEM may not assert our comments and the declaration of the registration statement's effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that GEM provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.  We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765.

Very truly yours,


Pamela A. Long
Assistant Director


cc:     Audie J. de Castro, Esq.
        de Castro, P.C.
        309 Laurel Street
        San Diego, CA 92101